OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

Via Electronic Transmission                                                                                                           March 16, 2012
Ms. Deborah Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Oppenheimer Main Street Fund/VA Registration Statement on Form N-14 (SEC File No. 333-179585)

Dear Ms. Skeens:

We have reviewed your comments, received on March 1, 2012, to the Registration Statement on Form N-14, filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2012, (the “Registration Statement”) for Oppenheimer Main Street Fund/VA ("Main Street/VA" or the “Registrant”) a series of Oppenheimer Variable Account Funds, regarding the reorganization of Growth Portfolio ("Panorama Growth") a series of Panorama Series Fund, Inc., into the Registrant. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.      Please confirm supplementally that all requests for the Statement of Additional Information ("SAI") included in the Registration Statement will be accompanied by copies of both the Registrant's and Panorama Growth fund's SAIs, which are incorporated by reference therein.

We will provide copies of both the Registrant's and Panorama Growth fund's SAIs with each copy of the Registration Statement SAI that is requested.

2.      Please clarify in the "Notice of Special Meeting of Shareholders" and on the cover of the "Combined Prospectus and Proxy Statement" (the "Proxy Statement") that the Panorama Growth shares are also "Non-Service" shares.

The disclosure has been revised as requested.

3.      In the section "What am I being asked to vote on?" please clarify whether Panorama Growth currently has "a significant amount of its assets in securities of foreign issuers."

Panorama Growth had 5.64% of its net assets invested in foreign issuers as of February 29, 2012. Since this does not represent a "significant amount" of its assets, the disclosure has been revised to reflect that information.

4.      Please explain why the Manager's limitation on the Registrant's total annual operating expenses and the waiver of the indirect management fees incurred through the Registrant’s investment in Oppenheimer Institutional Money Market Fund is shown in the Fee Table if those limitations may be amended or withdrawn at any time after April 29, 2012.

The Manager's limitation on the Registrant's total annual operating expenses and the waiver of the indirect management fees incurred through the Registrant’s investment in Oppenheimer Institutional Money Market Fund may not be amended or withdrawn until April 29, 2013. The disclosure has been revised to reflect that.

5.      Please confirm supplementally that the Expense Examples only reflect the effect of the Funds' fee and expense waivers for one year.

As requested, we confirm that the Expense Examples only reflect the effect of the Funds' fee and expense waivers for one year.

6.      In the section "How do the investment objectives and policies of the Funds compare?" please indicate that the Registrant is the surviving fund.

The disclosure has been revised as requested.

8.      In the section "How do the investment objectives and policies of the Funds compare?" please make sure that all of the text regarding Main Street/VA is complete.

The disclosure has been reviewed and revised as requested.

9.      Please add a footnote to the table in the section "What are the capitalizations of the Funds and what would the capitalization be after the Reorganization?" stating that the figures have been reduced to reflect the costs of the reorganization or explaining why no adjustment is needed.

The disclosure has been revised as requested.

10.                      Please explain supplementally how it was determined that the Registrant is the surviving fund for accounting purposes.

The Registrant is a much larger fund than Panorama Growth and all of the other criteria for determining which Fund is the accounting survivor have been met.

*          *          *         *          *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OppenheimerFunds, Inc. Two World Financial Center 225 Liberty Street, 16th Floor New York, New York 10281-1008 212-323-5089 nvann@oppenheimerfunds.com

Sincerely,
/s/ Nancy S. Vann
Nancy S. Vann Vice President & Associate Counsel
Tel.: 212.323.5089
Fax: 212.323.4070

cc:	Deborah Skeens, Esq., Securities and Exchange Commission
K & L Gates LLP
KPMG LLP
Gloria LaFond